

HRP
HRPT
PROPERTIES TRUST

HRPT Properties Trust

Annual Report 2006

HRPT Properties Trust

HRPT Properties Trust is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. HRPT has a large concentration of properties leased to the U.S. Government and medical related tenants. HRPT also owns approximately 18 million square feet of leased commercial and industrial lands located in Oahu, Hawaii. As of December 31, 2006, HRPT owned $5.8 billion of office and industrial properties with approximately 60 million square feet located in 34 states and Washington, D.C.

Since its IPO in 1986 through December 31, 2006, HRPT has provided shareholders with average total annual returns of 12.2%. HRPT has been investment grade rated since 1994 and is included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, S&P REIT Composite Index and the FTSE NAREIT Composite Index.

HRP LISTED NYSE.

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2001) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.


HRP
NAREIT
S&P 500
$300
$250
$200
$150
$100
$ 50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

The amended and restated declaration of trust establishing HRPT, a copy of which, together with all amendments and supplements thereto, is filed in the State Department of Assessments and Taxation of Maryland, provides that the name "HRPT Properties Trust" refers to the trustees under that declaration of trust as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HRPT shall be held to any personal liability jointly or severally for any obligation of, or claim against, HRPT. All persons dealing with HRPT, in any way, shall look only to the assets of HRPT for the payment of any sum or the performance of any obligation.

FINANCIAL HIGHLIGHTS

(amounts in thousands, except per share amounts)

INCOME STATEMENT DATA[1]:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Total revenues	$ 795,821	$ 708,841	$ 599,635	$ 498,315	$ 412,157
Income from continuing operations	247,756	156,716	160,917	115,674	106,135
Net income[2]	250,580	164,984	162,829	114,446	106,763
Net income available for common shareholders[3]	198,974	118,984	116,829	68,446	79,138
Calculation of funds from operations, or FFO[4]:					
Net income	250,580	164,984	162,829	114,446	106,763
Depreciation and amortization	159,957	136,483	112,380	93,273	68,750
Loss on early extinguishment of debt:					
Add: amount included in total expenses	1,659	168	2,866	3,238	3,504
Less: portion settled in cash	–	(168)	–	–	(3,377)
Gain on sale of properties	(2,917)	(7,592)	–	–	–
Gain on sale of equity investments	(116,287)	(5,522)	(21,550)	–	–
(Gain) loss on issuance of shares by equity investees	–	(6,241)	(8,436)	–	1,421
Equity in earnings of equity investments	(3,136)	(14,352)	(15,457)	(23,525)	(19,261)
FFO from equity investments	6,426	27,314	28,573	32,826	34,657
FFO	296,282	295,074	261,205	220,258	192,457
Preferred distributions	(44,692)	(46,000)	(46,000)	(46,000)	(27,625)
FFO available for common shareholders	251,590	249,074	215,205	174,258	164,832
Common distributions declared	176,410	172,065	147,156	118,348	103,056
Weighted average common shares outstanding – basic	209,965	197,831	176,157	136,270	128,817
Weighted average common shares outstanding – diluted	216,524	197,831	176,157	136,270	128,817
PER COMMON SHARE:					
Income from continuing operations available for common shareholders – basic and diluted	$ 0.93	$ 0.56	$ 0.65	$ 0.51	$ 0.61
Net income available for common shareholders – basic[3]	0.95	0.60	0.66	0.50	0.61
Net income available for common shareholders – diluted[3]	0.94	0.60	0.66	0.50	0.61
FFO available for common shareholders – basic	1.20	1.26	1.22	1.28	1.28
FFO available for common shareholders – diluted	1.19	1.26	1.22	1.28	1.28
Common distributions declared	0.84	0.84	0.83	0.80	0.80

BALANCE SHEET DATA[1]:

	December 31,				
	2006	2005	2004	2003	2002
Real estate properties[5]	$ 5,762,273	$ 5,224,574	$ 4,659,098	$ 3,874,321	$ 3,057,330
Equity investments	–	194,297	207,804	260,208	264,087
Total assets	5,575,949	5,327,167	4,813,330	4,013,244	3,221,652
Total indebtedness, net	2,397,231	2,520,156	2,355,031	1,876,821	1,215,977
Total shareholders' equity	2,950,768	2,645,486	2,307,194	2,011,651	1,926,273

(1) Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2) Changes in net income include income from property acquisitions during all periods presented; gains of $116.3 million recognized in 2006 from the sale of all 7.7 million Senior Housing Properties Trust, or Senior Housing, common shares and 4.0 million Hospitality Properties Trust, or Hospitality Properties, common shares we owned; gains of $11.8 million recognized in 2005 from equity transactions of equity investments and the sale of 950,000 of our Senior Housing common shares and gains of $30.0 million recognized in 2004 from equity transactions of equity investments and the sale of 4.1 million of our Senior Housing common shares.

(3) Net income available for common shareholders is net income reduced by preferred distributions and the excess redemption price paid over the carrying value of preferred shares.

(4) We compute FFO, FFO available for common shareholders and diluted FFO available for common shareholders as shown above. Our calculation of FFO differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition because we add loss on early extinguishment of debt unless settled in cash. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense and gains or losses on sales of properties, FFO can facilitate a comparison of current operating performances among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our Board of Trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectations of future capital requirements and operating performance.

(5) Excludes value of acquired real estate leases.

DEAR FELLOW SHAREHOLDERS:

Shareholders who owned our shares throughout 2006 realized total returns, dividends plus share price appreciation of 30.7%. Since we became a publicly owned company in 1986, our total return to shareholders, dividends and price changes, has averaged 12.2% per year. This 20 year record is the result of a consistent focus on business fundamentals, which we continued in 2006:

- During 2006, we signed new leases for 2.3 million square feet and lease renewals for 3.7 million square feet.
- The average rents achieved on new leases and lease renewals signed in 2006 was 5% above the average rents previously charged for this same space.
- Our average lease term for new leases and lease renewals was 7.8 years.
- At December 31, 2006, our properties were 93.1% occupied.

During 2006 we took advantage of favorable stock market conditions to sell all our retained shares in our former subsidiaries, Senior Housing Properties Trust and Hospitality Properties Trust. These sales produced net proceeds of $308.3 million and gains of $116.3 million.

We sold five buildings during 2006 which no longer met our criteria for long term investment holdings, and we realized $2.9 million of gains on those sales.

We were active in the capital markets during 2006. We issued $150 million of 7.125% Series C preferred shares, $379.5 million of 6.5% Series D convertible preferred shares and $400 million of floating rate senior notes due 2011. The proceeds of these offerings were used to redeem $200 million of 9.875% Series A preferred shares, to prepay $350 million of outstanding floating rate term notes and to repay amounts outstanding under our revolving credit facility.

The property acquisition market in 2006 was very competitive, especially in certain larger urban areas. Nonetheless, by carefully studying a very large number of investment opportunities, we were able to identify investments which we believe will produce consistent long term value for our company. We purchased 64 office and industrial properties totaling 4.9 million square feet for total consideration of $456.8 million.

During 2006, our funds from operations, or FFO, was $1.19/share. This amount excludes the $0.57/share capital gains we realized from sales of shares in our former subsidiaries and property sales. The current common share dividend of $0.21/share per quarter ($0.84/share per year) represents only about 70% of our 2006 FFO per share.

In 2007 we intend to continue to run our business with a focus on achieving dependable current income and maintaining the long term value of our assets. We will seek to maintain high occupancies with relatively long term leases. We will regularly maintain our properties, as we believe a large majority of current maintenance expenses improves the long term value of our assets. We will continuously review our portfolio to identify properties which no longer meet our long term investment criteria and we will continue to explore investment opportunities that meet those same criteria.

On behalf of our trustees and officers, I thank you for your continued support.

Sincerely,

John A. Mannix

John A. Mannix
President
April 19, 2007

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included in this annual report.

OVERVIEW

We primarily own office and industrial buildings located throughout the United States. We also own approximately 18 million square feet of leased industrial and commercial lands located in Oahu, Hawaii.

Property Operations

As of December 31, 2006, 93.1% of our total square feet was leased, compared to 94.3% leased as of December 31, 2005. These results reflect a 1.2 percentage point decrease in occupancy at properties we owned continuously since January 1, 2005. Occupancy data for 2006 and 2005 is as follows (square feet in thousands):

	All Properties(1)		Comparable Properties(2)	
	As of the Year Ended December 31,		As of the Year Ended December 31,	
	2006	2005	2006	2005
Total properties	504	437	367	367
Total square feet	59,865	54,933	43,759	43,759
Percent leased(3)	93.1%	94.3%	93.2%	94.4%

(1) Excludes properties sold or under contract for sale.

(2) Based on properties owned continuously since January 1, 2005, and excludes properties under contract for sale.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

During the year ended December 31, 2006, we signed new leases for 2.3 million square feet and lease renewals for 3.7 million square feet, at weighted average rental rates that were 5% above rents previously charged for the same space. Average lease terms for leases signed during 2006 were 7.8 years. Commitments for tenant improvement and leasing costs for leases signed during 2006 totaled $82.1 million, or $13.64 per square foot (approximately $1.75/sq. ft. per year of the lease term).

During the past twelve months, the leasing market conditions in some of our markets have been improving. The quoted rental rates in most of the areas where our properties are located seem to have increased modestly. Required landlord funded tenant build outs and leasing commissions payable to tenant brokers for new leases and lease renewals have generally stabilized or declined modestly over the past twelve months. These build out costs and leasing commissions are generally amortized as a reduction of our income during the terms of the affected leases. However, these improvements in rent rates and reduced tenant inducement costs have been somewhat offset by a modest decline in space requirements in certain markets, as reflected in the slight decline in occupancy we have experienced during this period. We believe that modest increases in effective rents will improve the financial results at some of our currently owned properties, however, there are too many variables for us to reasonably project what the financial impact of market conditions will be on our results for future periods.

Approximately 16.2% of our leased square feet and 19.7% of our rents are included in leases scheduled to expire through December 31, 2008. Lease renewals and rental rates at which available space may be relet in the future will depend on prevailing market conditions at that time. Lease expirations by year, as of December 31, 2006, are as follows (square feet and dollars in thousands):

Year	Square Feet Expiring(1)	% of Square Feet Expiring	Annualized Rental Income Expiring(2)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2007	4,373	7.8%	$ 80,612	9.8%	9.8%
2008	4,661	8.4%	81,808	9.9%	19.7%
2009	3,818	6.9%	68,737	8.4%	28.1%
2010	5,673	10.2%	96,610	11.7%	39.8%
2011	5,370	9.6%	94,260	11.5%	51.3%
2012	4,053	7.3%	79,591	9.7%	61.0%
2013	2,328	4.2%	42,705	5.2%	66.2%
2014	2,540	4.6%	43,651	5.3%	71.5%
2015	2,560	4.6%	54,061	6.6%	78.1%
2016	1,964	3.5%	34,141	4.1%	82.2%
2017 and thereafter	18,379	32.9%	147,020	17.8%	100.0%
	55,719	100.0%	$ 823,196	100.0%	
Weighted average remaining lease term (in years):	9.3		6.4		

(1) Square feet is pursuant to signed leases as of December 31, 2006, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(2) Rents are pursuant to signed leases as of December 31, 2006, plus expense reimbursements; includes some triple net lease rents and excludes lease value amortization and rents from properties classified in discontinued operations.

Our principal source of funds for our operations is rents from tenants at our properties. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. As of December 31, 2006, tenants responsible for 1% or more of our total rent were as follows (square feet in thousands):

Tenant	Square Feet[1]	% of Total Square Feet[1]	% of Rent[2]	Expiration
1. U.S. Government	4,932	8.9%	13.2%	2007 to 2020
2. GlaxoSmithKline plc	608	1.1%	1.8%	2013
3. PNC Financial Services Group	460	0.8%	1.4%	2011, 2021
4. Comcast Corporation	400	0.7%	1.2%	2007, 2008
5. Solectron Corporation	765	1.4%	1.1%	2014
6. The Scripps Research Institute	164	0.3%	1.1%	2019
7. JDA Software Group, Inc.	283	0.5%	1.1%	2012
8. Ballard Spahr Andrews & Ingersoll, LLP	231	0.4%	1.0%	2008, 2015
9. Tyco International Ltd	660	1.2%	1.0%	2007, 2017
Total	8,503	15.3%	22.9%	

(1) Square feet is pursuant to signed leases as of December 31, 2006, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(2) Rent is pursuant to signed leases as of December 31, 2006, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization. Excludes square feet from properties classified in discontinued operations.

Investment Activities

During 2006, we acquired 64 properties with 4.9 million square feet for total gross purchase prices totaling $456.8 million, including 49 office properties with 3.1 million square feet for $340.1 million and 15 industrial properties with 1.8 million square feet for $116.7 million. At the time of acquisition, these properties were approximately 93% leased and projected to yield approximately 9% of the aggregate gross purchase price, based on estimated annual net operating income, or NOI, which we define as property rental income less property operating expenses. During 2006, we sold all 7.7 million Senior Housing common shares we owned and all 4.0 million Hospitality Properties common shares we owned for net proceeds of $308.3 million and gains totaling $116.3 million.

Financing Activities

During 2006, we issued 6.0 million shares of our 7 1/8% series C cumulative redeemable preferred shares, raising net proceeds of $145.0 million and 15.2 million shares of our 6 1/2% series D cumulative convertible preferred shares, raising net proceeds of $368.3 million. We also issued $400 million of floating rate senior notes due 2011. Proceeds from these financing activities were used to repay amounts outstanding under our revolving credit facility and for general business purposes, including acquisitions. We also repaid our $350 million floating rate term loan and we redeemed all $200 million of our series A preferred shares using cash on hand and borrowings under our revolving credit facility.

RESULTS OF OPERATIONS
Year Ended December 31, 2006, Compared to Year Ended December 31, 2005

	Year Ended December 31,			
	2006	2005	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 795,821	$ 708,841	$ 86,980	12.3%
Expenses:				
Operating expenses	310,712	269,563	41,149	15.3%
Depreciation and amortization	159,826	135,890	23,936	17.6%
General and administrative	32,133	30,446	1,687	5.5%
Total expenses	502,671	435,899	66,772	15.3%
Operating income	293,150	272,942	20,208	7.4%
Interest income	2,736	1,490	1,246	83.6%
Interest expense	(165,894)	(143,663)	(22,231)	(15.5%)
Loss on early extinguishment of debt	(1,659)	(168)	(1,491)	(887.5%)
Equity in earnings of equity investments	3,136	14,352	(11,216)	(78.1%)
Gain on sale of equity investments	116,287	5,522	110,765	2005.9%
Gain on issuance of shares by equity investees	–	6,241	(6,241)	(100.0%)
Income from continuing operations	247,756	156,716	91,040	58.1%
(Loss) income from discontinued operations	(93)	676	(769)	(113.8%)
Gain on sale of properties	2,917	7,592	(4,675)	(61.6%)
Net income	250,580	164,984	85,596	51.9%
Preferred distributions	(44,692)	(46,000)	1,308	2.8%
Excess redemption price paid over carrying value of preferred shares	(6,914)	–	(6,914)	(100.0%)
Net income available for common shareholders	$ 198,974	$ 118,984	$ 79,990	67.2%
Weighted average common shares outstanding – basic	209,965	197,831	12,134	6.1%
Weighted average common shares outstanding – diluted	216,524	197,831	18,693	9.4%
Earnings per common share:				
Income from continuing operations available for common shareholders – basic and diluted	$ 0.93	$ 0.56	$ 0.37	66.1%
Income from discontinued operations – basic and diluted	$ 0.01	$ 0.04	$ (0.03)	(75.0%)
Net income available for common shareholders – basic	$ 0.95	$ 0.60	$ 0.35	58.3%
Net income available for common shareholders – diluted	$ 0.94	$ 0.60	$ 0.34	56.7%

Rental income. Rental income increased for the year ended December 31, 2006, compared to the same period in 2005, primarily due to increases in rental income from our Oahu, HI and Other Markets segments, offset by the decrease in rental income from our Metro Philadelphia, PA market, as described in our segment information footnote to our consolidated financial statements. Rental income for our Oahu, HI segment increased $9.7 million, or 19%, primarily because of the acquisition of 44 properties in June 2005, and increases in weighted average rental rates for new leases and lease renewals signed during 2005 and 2006. Rental income for our Other Markets segment increased $73.5 million, or 24%, primarily because of the acquisition of 93 properties during 2005 and 2006. Rental income for our Metro Philadelphia, PA segment decreased $6.3 million, or 5%, primarily because of non-recurring rent recovery income received during 2005 and a decline in occupancy during 2006. Rental income includes non-cash straight line rent adjustments totaling $25.6 million in 2006 and $30.1 million in 2005 and amortization of acquired real estate leases and obligations totaling ($10.4) million in 2006 and ($7.4) million in 2005. Rental income also includes lease termination fees totaling $608,000 in 2006 and $3.9 million in 2005.

Total expenses. Total expenses for the year ended December 31, 2006, increased from the year ended December 31, 2005, due to increases in operating expenses, depreciation and amortization and general and administrative expenses related to our acquisition of properties in 2006 and 2005.

Interest income. Interest income increased for the year ended December 31, 2006, compared to the year ended December 31, 2005, reflecting the increase in average interest rates on invested cash balances.

Interest expense. The increase in interest expense in 2006 reflects an increase in average total debt outstanding which was used primarily to finance acquisitions in 2006 and 2005, and the increase in weighted average interest rates on our floating rate debt from 4.0% during the year ended December 31, 2005, to 5.8% during the year ended December 31, 2006. The weighted average interest rate on all of our outstanding debt at December 31, 2006 and 2005, was 6.3% and 5.9%, respectively.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2006 relates to the write off of deferred financing fees associated with the repayment of our $350 million term loan in March.

Equity in earnings of equity investments. The decrease in equity in earnings of equity investments in 2006 reflects our sale of all 7.7 million common shares we owned in Senior Housing and all 4.0 million common shares we owned in Hospitality Properties in March 2006.

Gain on sale of equity investments. The increase in gain on sale of equity investments reflects the sale in March 2006 of all of the common shares we owned in Senior Housing and Hospitality Properties for aggregate net proceeds of $308.3 million.

Gain on issuance of shares by equity investees. The 2005 gain on issuance of shares by equity investees reflects the issuance of common shares during 2005 by both Senior Housing and Hospitality Properties at prices above our per share carrying values.

Income from continuing operations. The increase in income from continuing operations is due primarily to the sale of our investments in Senior Housing and Hospitality Properties in 2006 and properties acquired during 2005 and 2006, offset by an increase in interest expense caused by the increase in floating interest rates during 2006.

(Loss) income from discontinued operations. The 2006 loss and 2005 income from discontinued operations includes operating results from five office properties sold in 2006 and three industrial properties sold in 2005.

Gain on sale of properties. Net sales proceeds and gains from properties sold during 2006 were $10.6 million and $2.9 million, respectively. Net sales proceeds and gains from properties sold during 2005 were $20.1 million and $7.6 million, respectively.

Net income and net income available for common shareholders. The increase in net income and net income available for common shareholders is due primarily to the sale of our investments in Senior Housing and Hospitality Properties in 2006 and property acquisitions during 2005 and 2006, offset by an increase in interest expense caused by the increase in floating interest rates during 2006. Net income available for common shareholders is net income reduced by preferred distributions and the excess of the redemption price paid over the carrying value of our 9.875% series A preferred shares that we redeemed in March 2006.

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004

	Year Ended December 31,			
	2005	2004	$ Change	% Change
	(in thousands, except per share data)			
Rental income	$ 708,841	$ 599,635	$ 109,206	18.2%
Expenses:				
Operating expenses	269,563	226,807	42,756	18.9%
Depreciation and amortization	135,890	111,744	24,146	21.6%
General and administrative	30,446	25,170	5,276	21.0%
Total expenses	435,899	363,721	72,178	19.8%
Operating income	272,942	235,914	37,028	15.7%
Interest income	1,490	638	852	133.5%
Interest expense	(143,663)	(118,212)	(25,451)	(21.5%)
Loss on early extinguishment of debt	(168)	(2,866)	2,698	94.1%
Equity in earnings of equity investments	14,352	15,457	(1,105)	(7.1%)
Gain on sale of equity investments	5,522	21,550	(16,028)	(74.4%)
Gain on issuance of shares by equity investees	6,241	8,436	(2,195)	(26.0%)
Income from continuing operations	156,716	160,917	(4,201)	(2.6%)
Income from discontinued operations	676	1,912	(1,236)	(64.6%)
Gain on sale of properties	7,592	—	7,592	100.0%
Net income	164,984	162,829	2,155	1.3%
Preferred distributions	(46,000)	(46,000)	—	—
Net income available for common shareholders	$ 118,984	$ 116,829	$ 2,155	1.8%
Weighted average common shares outstanding	197,831	176,157	21,674	12.3%
Basic and diluted earnings per common share:				
Income from continuing operations available for common shareholders	$ 0.56	$ 0.65	$ (0.09)	(13.8%)
Income from discontinued operations	$ 0.04	$ 0.01	$ 0.03	300.0%
Net income available for common shareholders	$ 0.60	$ 0.66	$ (0.06)	(9.1%)

Rental income. Rental income increased for the year ended December 31, 2005, compared to the same period in 2004, primarily due to our acquisition of 70 properties in 2005 and 136 properties in 2004. Occupancy, which includes space being prepared for occupancy pursuant to signed leases and space which is being offered for sublease by tenants, at properties we owned continuously since January 1, 2004, was 95.2% at December 31, 2005, compared to 93.6% at December 31, 2004. Rental income includes non cash straight line rent adjustments totaling $30.1 million in 2005 and $22.3 million in 2004 and amortization of acquired real estate leases and obligations totaling ($7.4) million in 2005 and ($3.0) million in 2004. Rental income also includes lease termination fees totaling $3.9 million in 2005 and $3.7 million in 2004.

Total expenses. Total expenses for the year ended December 31, 2005, increased from the year ended December 31, 2004, due to increases in operating expenses, depreciation and amortization and general and administrative expenses related to our acquisition of properties in 2005 and 2004.

Interest expense. Interest expense increased for the year ended December 31, 2005, compared to the year ended December 31, 2004, reflecting an increase in total debt outstanding which was used primarily to finance acquisitions in 2005 and 2004. In 2005 we issued $250 million unsecured 5.75% senior notes due 2015 and assumed $25.5 million of debt in connection with an acquisition. The weighted average interest rate on all of our outstanding debt at December 31, 2005 and 2004, was 5.9% and 5.7%, respectively.

Loss on early extinguishment of debt. The loss on early extinguishment of debt in 2004 represents the write off of deferred financing fees associated with the repayment of $143 million of our senior notes due 2013.

Equity in earnings of equity investments. Equity in earnings of equity investments decreased during the year ended December 31, 2005, from the year ended December 31, 2004, due to lower earnings recognized from our investment in Senior Housing. The decrease in earnings from

Senior Housing is due primarily to our sale of 950,000 Senior Housing common shares we owned in 2005 and the sale of 4.1 million Senior Housing common shares we owned in 2004.

Gain on sale of shares of equity investments. The gain on sale of shares of equity investments reflects the sale of 950,000 Senior Housing common shares we owned in 2005 and 4.1 million Senior Housing common shares we owned in 2004.

Gain on issuance of shares by equity investees. The 2005 and 2004 gains on issuance of shares by equity investees reflects the issuance of common shares during 2005 and 2004 by both Senior Housing and Hospitality Properties at prices above our per share carrying values.

Income from continuing operations. The decrease in income from continuing operations primarily represents the 2004 gain on sale of shares of equity investments, offset by income from properties acquired in 2005 and 2004.

Income from discontinued operations and gain on sale of properties. Income from discontinued operations in 2005 and 2004 represents income from three industrial properties we sold in May 2005 for net proceeds of $20.1 million, and five office properties we sold in 2006 for net proceeds of $10.6 million. We recognized gains on the sales of the three industrial properties of $7.6 million in 2005.

Net income and net income available for common shareholders. The increase in net income and net income available for common shareholders for the year ended December 31, 2005, from the year ended December 31, 2004, is due primarily to property acquisitions in 2005 and 2004 and the gain on sale of properties recognized in 2005, offset by the gain on sale of Senior Housing common shares in 2004, a decrease in earnings from equity investments and an increase in interest expense from the issuance of additional debt. Net income available for common shareholders is net income reduced by preferred distributions.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and distributions to shareholders are rents from our properties. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future. Our future cash flows from operating activities will depend primarily upon the following factors:

- our ability to maintain or improve occupancies and effective rent rates at our continuously owned properties;
- our ability to restrain operating cost increases at our properties; and
- our ability to purchase new properties which produce positive cash flows from operations.

As discussed above, we believe that present leasing market conditions in some areas where our properties are located may result in modest increases in effective rents at some of our properties. Recent rises in fuel prices may cause our future operating costs to increase; however, the impact of these increases is expected to be partially offset by pass through operating cost increases to our tenants pursuant to lease terms. We generally do not purchase turn around properties or properties which do not generate positive cash flows. Our future purchases of properties which generate positive cash flows can not be accurately projected because such purchases depend entirely upon available opportunities which come to our attention.

Cash flows provided by (used for) operating, investing and financing activities were $286.4 million, ($206.4) million and ($81.6) million, respectively, for the year ended December 31, 2006, and $226.0 million, ($530.7) million and $302.3 million, respectively, for the year ended December 31, 2005. Changes in all three categories between 2006 and 2005 are primarily related to property acquisitions and sales in 2006 and 2005, our sale of all our Senior Housing and Hospitality Properties common shares in 2006, our repayments and issuances of debt obligations in 2006 and 2005, our issuances and redemption of preferred shares in 2006 and our issuance of common shares in 2005.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and our desire or need to make distributions or pay operating or capital expenses, we maintain an unsecured revolving credit facility with a group of institutional lenders. At December 31, 2006, there was $40 million outstanding and $710 million available on our revolving credit facility, and we had cash and cash equivalents of $17.8 million. We expect to use cash balances, borrowings under our credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions. In August 2006, we amended and extended the maturity of our revolving credit facility from April 2009 to August 2010, with an option to extend the facility an additional year, and we reduced the interest rate on borrowings from LIBOR plus 65 basis points to LIBOR plus 55 basis points. Certain covenants in the facility were also amended to reflect current market conditions.

Our outstanding debt maturities and weighted average interest rates as of December 31, 2006, were as follows (dollars in thousands):

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total(1)	Weighted Average Interest Rate
2007	$ 10,232	$ –	$ –	$ 10,232	6.8%
2008	26,369	–	–	26,369	7.0%
2009	7,879	–	–	7,879	6.9%
2010	8,303	40,000	50,000	98,303	7.3%
2011	229,905	400,000	–	629,905	6.2%
2012	31,113	–	200,000	231,113	7.0%
2013	3,804	–	200,000	203,804	6.5%
2014	15,789	–	250,000	265,789	5.7%
2015	4,029	–	450,000	454,029	6.0%
2016	13,387	–	400,000	413,387	6.3%
2017 and thereafter	65,065	–	–	65,065	7.3%
	$ 415,875	$ 440,000	$ 1,550,000	$ 2,405,875	6.3%

(1) Total debt as of December 31, 2006, net of unamortized premiums and discounts, equals $2,397,231.

When significant amounts are outstanding under our revolving credit facility or the maturity dates of our revolving credit facility and term debts approach, we will explore alternatives for the repayment of amounts due. Such alternatives usually include incurring additional term debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financing, including debt or equity offerings, with which to finance future acquisitions and capital expenditures and to pay our debt and other obligations.

The completion and the costs of our future debt transactions will depend primarily upon market conditions and our credit ratings. We have no control over market conditions. Our credit ratings depend upon evaluations by credit rating agencies of our business practices and plans and, in particular, whether we appear to have the ability to maintain our earnings, to space our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipatable adverse changes. We intend to conduct our business activities in a manner which will continue to afford us reasonable access to capital for investment and financing activities.

During 2006, we purchased 49 office properties and 15 industrial properties for $456.8 million, plus closing costs, and funded improvements to our owned properties totaling $116.0 million. We funded all our 2006 acquisitions and improvements to our owned properties with cash on hand, by borrowing under our revolving credit facility and assuming $49.5 million of mortgage debt. We sold five office properties with a total of approximately 101,000 square feet of space for gross proceeds of $13.7 million ($10.6 million after closing costs and deposits required to defease related mortgages).

As of December 31, 2006, we had an outstanding agreement to purchase three properties containing 104,000 square feet of space for $8.6 million, plus closing costs. These properties were acquired in February 2007 with cash on hand and borrowings on our revolving credit facility. As of February 26, 2007, we have executed purchase agreements for 17 additional properties with an aggregate of 4.3 million square feet of space and an aggregate purchase price of $220.0 million. The acquisitions of these properties are subject to various closing conditions customary in real estate transactions and no assurances can be given as to when or if we will purchase these properties.

During the year ended December 31, 2006 and 2005, cash expenditures made and capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows (amounts in thousands):

	Year Ended December 31,	
	2006	2005
Tenant improvements	$ 64,671	$ 84,237
Leasing costs	25,514	22,419
Building improvements(1)	27,170	22,835
Development and redevelopment activities(2)	24,165	14,064

(1) Building improvements generally include recurring expenditures that are necessary to maintain the value of our properties.
(2) Development, redevelopment and other activities generally include non-recurring expenditures that increase the value of our properties.

Commitments made for expenditures in connection with leasing space during the year ended December 31, 2006, are as follows (amounts in thousands, except as noted):

	Total	Renewals	New Leases
Square feet leased during the year	6,020	3,690	2,330
Total commitments for tenant improvements and leasing costs	$ 82,118	$ 33,792	$ 48,326
Leasing costs per square foot (whole dollars)	$ 13.64	$ 9.16	$ 20.74
Average lease term (years)	7.8	8.6	6.6
Leasing costs per square foot per year (whole dollars)	$ 1.75	$ 1.06	$ 3.14

In March 2006, we sold all 7.7 million common shares of beneficial interest we owned of Senior Housing, and all 4.0 million common shares of beneficial interest we owned of Hospitality Properties for net sales proceeds of $308.3 million and gains of $116.3 million. Net sales proceeds were used to reduce amounts outstanding on our revolving credit facility. During the year ended December 31, 2006, we received cash distributions totaling $2.5 million from Senior Housing and $2.9 million from Hospitality Properties.

In February 2006, we issued 6.0 million series C cumulative redeemable preferred shares in a public offering for net proceeds of $145.0 million. Each series C preferred share has a liquidation preference of $25.00 and requires dividends of $1.78125, 7 1/8% of the liquidation preference per annum, payable in equal quarterly payments. Our series C preferred shares are redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 15, 2011. We applied the net proceeds from this offering to reduce amounts outstanding on our revolving credit facility. Thereafter, we redeemed all $200 million of our 9.875% series A preferred shares in March 2006 by borrowing under our revolving credit facility. In March 2006, we issued $400 million unsecured floating rate senior notes in a public offering raising net proceeds of approximately $398.7 million. The notes bear interest at LIBOR plus a premium (6.0% at December 31, 2006), require quarterly interest payments and mature in March 2011. Net proceeds from this offering were used to repay our $350 million term loan that was scheduled to mature in August 2009 and for general business purposes.

In October 2006, we issued an aggregate of approximately 15.2 million series D cumulative convertible preferred shares, including approximately 2.0 million shares issued to cover over-allotments, in a public offering for net proceeds of $368.3 million. Holders of series D preferred shares are entitled to receive cumulative cash distributions at a rate of 6.50% per annum of the $25.00 per share liquidation preference (equivalent to $1.625 per year per share). Our series D preferred shares are convertible, at the holder's option, into our common shares at an initial conversion rate of 1.9231 common shares per series D preferred share, which is equivalent to an initial conversion price of $13.00 per common share. On or after November 20, 2011, if our common shares trade at or above the then applicable conversion price, we may, at our option, convert some or all of the series D preferred shares into common shares at the then applicable conversion rate. If a fundamental change occurs, which generally will be deemed to occur upon a change in control or a termination of trading, holders of our series D preferred shares will have a special right to convert their series D preferred shares into a number of our common shares per $25.00 liquidation preference, plus accrued and unpaid distributions, divided by 98% of the market price, as defined, of our common shares, unless we exercise our right to repurchase these series D preferred shares for cash, at a purchase price equal to 100% of their liquidation preference, plus accrued and unpaid distributions. Net proceeds from this offering were used to reduce amounts outstanding under our revolving credit facility and for general business purposes, including acquisitions.

As of December 31, 2006 (except as noted below), our contractual obligations were as follows (dollars in thousands):

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt obligations	$ 2,405,875	$ 10,232	$ 34,248	$ 728,208	$ 1,633,187
Tenant related obligations[1]	60,023	43,755	16,268	–	–
Purchase obligations[2]	228,600	228,600	–	–	–
Projected interest expense[3]	1,036,314	152,888	301,691	256,935	324,800
Total	$ 3,730,812	$ 435,475	$ 352,207	$ 985,143	$ 1,957,987

(1) Committed tenant related obligations include leasing commissions and tenant improvements and are based on leases executed through December 31, 2006.

(2) Represents the purchase price to acquire three properties for $8.6 million, which was the subject of an executed purchase agreement on December 31, 2006, plus the purchase price to acquire 17 properties for $220.0 million pursuant to agreements we entered in January and February 2007.

(3) Projected interest expense is attributable to only the long term debt obligations listed above at existing rates and is not intended to project future interest costs which may result from debt prepayments, new debt issuances or changes in interest rates.

Except as otherwise discussed above under "Our Investment and Financing Liquidity and Resources", we have no commercial paper, derivatives, swaps, hedges, guarantees, joint ventures or off balance sheet arrangements as of December 31, 2006. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade.

Debt Covenants

Our principal debt obligations at December 31, 2006, were our unsecured revolving credit facility and our $2.0 billion of publicly issued unsecured term debt. Our publicly issued debt is governed by an indenture. Our public debt indenture and related supplements and our revolving credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. At December 31, 2006, we were in compliance with all of our covenants under our indenture and related supplements and our revolving credit facility agreement.

In addition to our unsecured debt obligations, we have $415.9 million, excluding unamortized premiums and discounts, of mortgage notes outstanding at December 31, 2006.

None of our indenture and related supplements, our revolving credit facility or our mortgage notes contain provisions for acceleration which could be triggered by our debt ratings. However, our senior debt rating is used to determine the interest rate and the fees payable under our revolving credit facility.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $20 million or more. Similarly, a default on our public debt indenture would be a default under our revolving credit facility.

Related Person Transactions

We have agreements with Reit Management & Research LLC, or RMR, to originate and present investment opportunities to our board of trustees, and provide property management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Adam D. Portnoy, who are our managing trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Barry and Adam Portnoy, review our contracts with RMR at least annually and make determinations regarding renewals. Any termination of our contract with RMR would cause a default under our revolving credit facility, if not approved by a majority of lenders. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of construction costs. The incentive fee to RMR is paid in our common shares. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our pro rata share of RMR's costs in providing that function was approximately $173,000 in 2006. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs which we pay with respect to our internal audit function. All transactions between us and RMR are approved by our compensation committee. Our audit and compensation committees are 100% composed of trustees who are independent of RMR. Our fees to RMR were $29.5 million for 2006.

In 2006, we sold all 7.7 million Senior Housing common shares and all 4.0 million Hospitality Properties common shares we owned. We, along with Senior Housing and Hospitality Properties were parties to underwriting agreements in connection with these sales. Senior Housing and Hospitality Properties did not receive any proceeds from our sale of their shares.

During 2006, we leased 3,000 square feet of office space to Five Star Quality Care, Inc. Rent received under this lease totaled approximately $5,000 during 2006.

Critical Accounting Policies

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on the recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets; and
- classification of leases.

We have historically allocated the purchase prices of properties to land, building and improvements and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on our estimates and, under some circumstances, studies from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on our determination of the relative fair values of these assets assuming the property is vacant. We determine the fair value of a property using methods which we believe are similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the estimated present value (using an interest rate which reflects our assessment of the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases.

Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to estimated market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships are material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The allocated cost of land is not depreciated. Capitalized above market lease values (included in acquired real estate leases in the accompanying consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in the accompanying consolidated balance sheet) are amortized as an increase to rental income over the remaining initial terms of the respective leases. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Our purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our real estate properties for impairment. Impairment indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real estate property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases and make our stated revenues and income inaccurate.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Competition, economic conditions and other factors may cause occupancy declines in the future. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate to increase. Inflation might also cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we may enter into interest rate hedge arrangements in the future. The decision to enter into these agreements will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs, we require some of our tenants to provide guarantees or security for our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2005. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

At December 31, 2006, our total outstanding fixed rate term debt consisted of the following fixed rate notes:

Amount	Coupon	Maturity
Unsecured senior notes:		
$30.0 million	8.875%	2010
$20.0 million	8.625%	2010
$200.0 million	6.950%	2012
$200.0 million	6.500%	2013
$250.0 million	5.750%	2014
$200.0 million	6.400%	2015
$250.0 million	5.750%	2015
$400.0 million	6.250%	2016

No principal repayments are due under the unsecured senior notes until maturity.

Secured notes:		
$16.1 million	7.020%	2008
$3.6 million	8.000%	2008
$3.2 million	5.170%	2009
$242.5 million	6.814%	2011
$25.2 million	8.050%	2012
$5.3 million	6.000%	2012
$13.9 million	4.950%	2014
$13.6 million	7.360%	2016
$4.5 million	7.310%	2022
$2.2 million	7.850%	2022
$5.2 million	6.750%	2022
$9.6 million	5.710%	2026
$29.0 million	8.500%	2028
$42.0 million	6.794%	2029

Our secured notes are secured by 50 of our properties and require principal and interest payments through maturity pursuant to amortization schedules.

Because these notes bear interest at fixed rates, changes in market interest rates during the term of this debt will not affect our operating results. If all of our fixed rate unsecured and secured notes outstanding at December 31, 2006, were to be refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease, respectively, by approximately $12.7 million.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the value of our fixed rate debt. Based on the balances outstanding at December 31, 2006, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $70 million.

Each of our fixed rate unsecured and secured debt arrangements allows us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in most cases we are allowed to make prepayments only at a premium equal to a make whole amount, as defined, generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. The majority of our fixed rate senior notes are separately publicly traded; and we may occasionally take advantage of market opportunities to repurchase notes which will also mitigate future refinancing risks.

At December 31, 2006, we had $40 million outstanding and $710 million available for drawing under our unsecured revolving credit facility and $400 million outstanding on our floating rate senior notes. Our revolving credit facility and floating rate senior notes mature in August 2010 and March 2011, respectively. Repayments under our revolving credit facility may be made at any time without penalty. Repayments under our floating rate senior notes may also be made without penalty. We borrow in U.S. dollars and borrowings under our revolving credit facility and our floating rate senior notes require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. For example, the weighted average interest rate payable on our revolver and floating rate senior notes was 5.8% during 2006. A change in interest rates would not affect the value of these floating rate debts but would affect our operating results. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2006 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2006	6.0%	$ 440,000	$ 26,400
10% reduction	5.4%	$ 440,000	$ 23,760
10% increase	6.6%	$ 440,000	$ 29,040

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount of our revolving credit facility or other floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS, OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OUR FORWARD LOOKING STATEMENTS ARE:

- THE SECURITY OF OUR RENTAL INCOME AND OUR LEASES,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITION AND SALE OF PROPERTIES,
- OUR ABILITY TO COMPETE EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST,
- OUR ABILITY TO RAISE CAPITAL,

AND OTHER MATTERS.

ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION,

- CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE, AND
- CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION.

FOR EXAMPLE:

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE,
- OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CHANGES IN CIRCUMSTANCES COULD CAUSE THE CLOSINGS OF OUR COMMITTED ACQUISITIONS NOT TO OCCUR OR BE DELAYED BECAUSE THE RESULTS OF VARIOUS DILIGENCE ITEMS MAY CAUSE TRANSACTIONS TO FAIL TO CLOSE,
- WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, AND
- OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNDER "ITEM 1A. RISK FACTORS".

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR LEASED SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED ELSEWHERE IN THIS ANNUAL REPORT IDENTIFY OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE DO NOT INTEND TO IMPLY THAT WE WILL RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT TO REFLECT THE FUTURE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

REAL ESTATE OWNED

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s) Acquired	Square Feet	Amount at Which Carried at December 31, 2006: Land	Buildings & Improvements	Total[1]	Accumulated Depreciation[2]
Alabama	1	2001	2006	123,604	$ 4,000	$ 19,604	$ 23,604	$ 22
Alaska	1	1983	1997	24,279	189	843	1,032	208
Arizona	10	1982 - 1999	1997 - 2003	1,074,383	14,566	108,795	123,361	17,273
California	46	1971 - 2000	1996 - 2004	2,428,708	43,768	384,387	428,155	68,176
Colorado	10	1980 - 1997	1997 - 2004	1,342,816	13,243	118,492	131,735	15,693
Connecticut	18	1962 - 1993	1998 - 2006	1,898,234	24,763	119,823	144,586	6,125
Delaware	2	1984 - 1986	1998 - 1999	406,552	5,890	63,891	69,781	12,219
District of Columbia	5	1966 - 1996	1996 - 1998	891,895	29,681	216,744	246,425	49,157
Florida	4	1987 - 1997	1998	83,325	1,159	10,754	11,913	2,548
Georgia	43	1967 - 1990	1997 - 2006	2,358,853	30,391	222,509	252,900	12,851
Hawaii	56	–	2003 - 2005	17,879,597	580,768	47,550	628,318	1,824
Illinois	5	1986 - 2001	2005	655,483	13,164	108,544	121,708	2,825
Indiana	3	1977 - 1987	2005 - 2006	774,436	8,828	72,576	81,404	2,803
Kansas	1	1990	1997	168,746	1,061	8,453	9,514	1,527
Kentucky	1	1999	2003	85,503	2,020	9,507	11,527	843
Maryland	14	1972 - 2002	1997 - 2004	2,468,495	43,821	330,638	374,459	48,365
Massachusetts	35	1875 - 2002	1995 - 2004	2,528,753	36,378	312,876	349,254	50,393
Michigan	18	1973 - 1992	2004	1,059,882	6,609	58,408	65,017	3,697
Minnesota	15	1957 - 1995	1998 - 2004	1,661,465	12,592	129,749	142,341	24,327
Missouri	6	1981 - 1999	1997 - 2006	516,322	11,158	47,601	58,759	3,436
New Hampshire	1	1979	1999	210,879	2,210	19,960	22,170	3,805
New Jersey	4	1979 - 1990	1998	308,470	3,583	34,062	37,645	9,014
New Mexico	16	1974 - 1987	1997 - 2003	1,208,177	12,570	100,709	113,279	12,905
New York	53	1952 - 2004	1996 - 2006	3,785,493	43,692	362,374	406,066	38,871
Ohio	18	1975 - 1999	1998 - 2006	1,192,140	6,897	61,019	67,916	5,092
Oklahoma	5	1992 - 1993	1997 - 1999	392,375	6,804	39,833	46,637	8,687
Pennsylvania	37	1960 - 1998	1997 - 2005	7,403,822	93,982	931,457	1,025,439	154,564
Rhode Island	1	1997	1997	62,000	320	7,690	8,010	1,841
South Carolina	9	1982 - 2000	2006	590,245	5,867	47,335	53,202	682
Tennessee	3	1983 - 2000	1998 - 2004	459,073	5,527	50,214	55,741	6,711
Texas	30	1968 - 2001	1997 - 2003	3,781,546	52,482	384,371	436,853	74,216
Virginia	11	1964 - 1999	1996 - 2006	1,127,977	12,837	109,521	122,358	17,044
Washington	20	1975 - 1995	1997 - 2004	752,246	9,417	65,563	74,980	7,646
West Virginia	1	1993	1997	36,818	922	4,439	5,361	987
Wyoming	1	1995	1997	122,647	1,950	8,873	10,823	2,083
Total real estate owned	504			59,865,239	$ 1,143,109	$ 4,619,164	$ 5,762,273	$ 668,460

TAXABILITY OF COMMON DISTRIBUTIONS

Payment Date	Distribution Paid Per Share	Ordinary Income	Capital Gain	Return of Capital	Unrecaptured Section 1250 Gain
February 23, 2006	$ 0.2100	$ 0.1333	$ 0.0756	$ –	$ 0.0011
May 24, 2006	0.2100	0.1333	0.0756	–	0.0011
August 25, 2006	0.2100	0.1333	0.0757	–	0.0010
November 22, 2006	0.2100	0.1334	0.0757	–	0.0009
January 31, 2007	0.2100	0.1334	0.0757	–	0.0009
Total 2006 distributions[3]	$ 1.0500	$ 0.6667	$ 0.3783	$ –	$ 0.0050
February 23, 2005	$ 0.2100	$ 0.1328	$ 0.0085	$ 0.0687	$ 0.0023
May 23, 2005	0.2100	0.1328	0.0085	0.0687	0.0023
August 25, 2005	0.2100	0.1328	0.0085	0.0687	0.0023
November 22, 2005	0.2100	0.1328	0.0085	0.0687	0.0023
Total 2005 distributions[3][4]	$ 0.8400	$ 0.5312	$ 0.0340	$ 0.2748	$ 0.0092

(1) Excludes value of acquired real estate leases. Aggregate cost for federal income tax purposes is $5,833,622.
(2) Depreciation is provided using estimated useful lives for buildings and improvements of up to 40 years and for equipment of up to 12 years.
(3) Distributions per common share declared with respect to 2006 and 2005 were $0.84 and $0.84, respectively.
(4) 2005 Capital Gains per share include $0.0092 of 2005 Unrecaptured Section 1250 Gains.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2006 consolidated financial statements included in this annual report, has issued an attestation report on our assessment of our internal control over financial reporting. Its report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST

We have audited management's assessment, included in the accompanying Management Report on Assessment of Internal Control Over Financial Reporting, that HRPT Properties Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). HRPT Properties Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures for the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that HRPT Properties Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, HRPT Properties Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of HRPT Properties Trust and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of HRPT Properties Trust's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 23, 2007

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Real estate properties:		
Land	$ 1,143,109	$ 1,080,563
Buildings and improvements	4,619,164	4,144,011
	5,762,273	5,224,574
Accumulated depreciation	(668,460)	(548,460)
	5,093,813	4,676,114
Properties held for sale	–	10,779
Acquired real estate leases	167,879	161,787
Equity investments	–	194,297
Cash and cash equivalents	17,783	19,445
Restricted cash	21,635	18,348
Rents receivable, net of allowance for doubtful accounts of $4,737 and $3,767, respectively	172,566	145,385
Other assets, net	102,273	101,012
Total assets	$ 5,575,949	$ 5,327,167
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 40,000	$ 256,000
Senior unsecured debt, net	1,941,173	1,889,991
Mortgage notes payable, net	416,058	374,165
Accounts payable and accrued expenses	93,734	80,125
Dividends payable	44,111	–
Acquired real estate lease obligations	41,833	38,987
Rent collected in advance	19,592	17,858
Security deposits	15,972	13,679
Due to affiliates	12,708	10,876
Total liabilities	2,625,181	2,681,681
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series A preferred shares; 9 7/8% cumulative redeemable at par on February 22, 2006; zero and 8,000,000 shares issued and outstanding, respectively, aggregate liquidation preference $200,000	–	193,086
Series B preferred shares; 8 3/4% cumulative redeemable at par on September 12, 2007; 12,000,000 shares issued and outstanding, aggregate liquidation preference $300,000	289,849	289,849
Series C preferred shares; 7 1/8% cumulative redeemable at par on February 15, 2011; 6,000,000 and zero shares issued and outstanding, respectively, aggregate liquidation preference $150,000	145,015	–
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 and zero shares issued and outstanding, respectively, aggregate liquidation preference $379,500	368,270	–
Common shares of beneficial interest, $0.01 par value: 300,000,000 shares authorized; 210,051,590 and 209,860,625 shares issued and outstanding, respectively	2,101	2,099
Additional paid in capital	2,774,461	2,779,159
Cumulative net income	1,703,354	1,452,774
Cumulative common distributions	(2,115,299)	(1,894,818)
Cumulative preferred distributions	(216,983)	(176,663)
Total shareholders' equity	2,950,768	2,645,486
Total liabilities and shareholders' equity	$ 5,575,949	$ 5,327,167

See accompanying notes

CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Rental income	$ 795,821	$ 708,841	$ 599,635
Expenses:			
Operating expenses	310,712	269,563	226,807
Depreciation and amortization	159,826	135,890	111,744
General and administrative	32,133	30,446	25,170
Total expenses	502,671	435,899	363,721
Operating income	293,150	272,942	235,914
Interest income	2,736	1,490	638
Interest expense (including amortization of note discounts and premiums and deferred financing fees of $4,452, $2,488 and $4,341, respectively)	(165,894)	(143,663)	(118,212)
Loss on early extinguishment of debt	(1,659)	(168)	(2,866)
Equity in earnings of equity investments	3,136	14,352	15,457
Gain on sale of equity investments	116,287	5,522	21,550
Gain on issuance of shares by equity investees	—	6,241	8,436
Income from continuing operations	247,756	156,716	160,917
(Loss) income from discontinued operations	(93)	676	1,912
Gain on sale of properties	2,917	7,592	—
Net income	250,580	164,984	162,829
Preferred distributions	(44,692)	(46,000)	(46,000)
Excess redemption price paid over carrying value of preferred shares	(6,914)	—	—
Net income available for common shareholders	$ 198,974	$ 118,984	$ 116,829
Weighted average common shares outstanding - basic	209,965	197,831	176,157
Weighted average common shares outstanding - diluted	216,524	197,831	176,157
Earnings per common share:			
Income from continuing operations available for common shareholders - basic and diluted	$ 0.93	$ 0.56	$ 0.65
Income from discontinued operations - basic and diluted	$ 0.01	$ 0.04	$ 0.01
Net income available for common shareholders - basic	$ 0.95	$ 0.60	$ 0.66
Net income available for common shareholders - diluted	$ 0.94	$ 0.60	$ 0.66

See accompanying notes

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CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(amounts in thousands, except share data)

	Preferred Shares					
	Series A		Series B		Series C	
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares
Balance at December 31, 2003	8,000,000	$ 193,086	12,000,000	$ 289,849	–	$ –
Issuance of shares, net	–	–	–	–	–	–
Stock grants	–	–	–	–	–	–
Net income	–	–	–	–	–	–
Distributions	–	–	–	–	–	–
Balance at December 31, 2004	8,000,000	193,086	12,000,000	289,849	–	–
Issuance of shares, net	–	–	–	–	–	–
Stock grants	–	–	–	–	–	–
Net income	–	–	–	–	–	–
Distributions	–	–	–	–	–	–
Balance at December 31, 2005	8,000,000	193,086	12,000,000	289,849	–	–
Issuance of shares, net	–	–	–	–	6,000,000	145,015
Redemption of shares	(8,000,000)	(193,086)	–	–	–	–
Stock grants	–	–	–	–	–	–
Net income	–	–	–	–	–	–
Distributions	–	–	–	–	–	–
Balance at December 31, 2006	–	$ –	12,000,000	$ 289,849	6,000,000	$ 145,015

See accompanying notes

Preferred Shares			Common Shares					
Series D		Cumulative			Cumulative	Additional		
Number of Shares	Preferred Shares	Preferred Distributions	Number of Shares	Common Shares	Common Distributions	Paid in Capital	Cumulative Net Income	Total
–	$ –	$ (84,663)	142,773,925	$ 1,428	$ (1,584,213)	$ 2,071,203	$ 1,124,961	$ 2,011,651
–	–	–	34,500,000	345	–	323,294	–	323,639
–	–	–	42,600	–	–	449	–	449
–	–	–	–	–	–	–	162,829	162,829
–	–	(46,000)	–	–	(145,374)	–	–	(191,374)
–	–	(130,663)	177,316,525	1,773	(1,729,587)	2,394,946	1,287,790	2,307,194
–	–	–	32,500,000	325	–	383,649	–	383,974
–	–	–	44,100	1	–	564	–	565
–	–	–	–	–	–	–	164,984	164,984
–	–	(46,000)	–	–	(165,231)	–	–	(211,231)
–	–	(176,663)	209,860,625	2,099	(1,894,818)	2,779,159	1,452,774	2,645,486
15,180,000	368,270	–	–	–	–	–	–	513,285
–	–	–	–	–	–	(6,914)	–	(200,000)
–	–	–	190,965	2	–	2,216	–	2,218
–	–	–	–	–	–	–	250,580	250,580
–	–	(40,320)	–	–	(220,481)	–	–	(260,801)
15,180,000	$ 368,270	$ (216,983)	210,051,590	$ 2,101	$(2,115,299)	$ 2,774,461	$ 1,703,354	$ 2,950,768

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 250,580	$ 164,984	$ 162,829
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	128,768	111,951	95,977
Amortization of note discounts and premiums and deferred financing fees	4,452	2,488	4,341
Amortization of acquired real estate leases	30,098	23,025	13,271
Other amortization	11,482	8,871	6,139
Loss on early extinguishment of debt	1,659	–	2,866
Equity in earnings of equity investments	(3,136)	(14,352)	(15,457)
Gain on sale of equity investments	(116,287)	(5,522)	(21,550)
Gain on issuance of shares by equity investees	–	(6,241)	(8,436)
Distributions of earnings from equity investments	3,136	14,352	15,457
Gain on sale of properties	(2,917)	(7,592)	–
Change in assets and liabilities:			
(Increase) decrease in restricted cash	(3,287)	3,909	(11,583)
Increase in rents receivable and other assets	(36,311)	(69,972)	(54,346)
Increase in accounts payable and accrued expenses	12,254	1,043	7,175
Increase in rent collected in advance	1,734	2,650	2,073
Increase in security deposits	2,322	1,902	2,400
Increase (decrease) in due to affiliates	1,832	(5,542)	8,048
Cash provided by operating activities	286,379	225,954	209,204
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(527,661)	(576,082)	(765,091)
Distributions in excess of earnings from equity investments	2,251	8,294	9,115
Proceeds from sale of properties	10,641	20,078	–
Proceeds from sale of equity investments	308,333	16,976	73,275
Cash used for investing activities	(206,436)	(530,734)	(682,701)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares, net	513,285	–	–
Redemption of preferred shares	(200,000)	–	–
Proceeds from issuance of common shares, net	–	383,974	323,639
Proceeds from borrowings	1,112,000	1,058,247	1,660,436
Payments on borrowings	(1,286,688)	(921,555)	(1,302,580)
Deferred financing fees	(3,512)	(7,171)	(6,189)
Distributions to common shareholders	(176,370)	(165,231)	(145,374)
Distributions to preferred shareholders	(40,320)	(46,000)	(46,000)
Cash (used for) provided by financing activities	(81,605)	302,264	483,932
(Decrease) increase in cash and cash equivalents	(1,662)	(2,516)	10,435
Cash and cash equivalents at beginning of period	19,445	21,961	11,526
Cash and cash equivalents at end of period	$ 17,783	$ 19,445	$ 21,961

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $335 in 2006)	$ 160,553	$ 141,890	$ 101,255
NON-CASH INVESTING ACTIVITIES:			
Real estate acquisitions	$ (50,655)	$ (29,274)	$ (119,958)
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 2,218	$ 565	$ 449
Assumption of mortgage notes payable	50,655	29,274	119,958

See accompanying notes

NOTE 1. ORGANIZATION

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, which was organized on October 9, 1986. At December 31, 2006, we had investments in 504 office and industrial properties, including approximately 18 million square feet of leased industrial and commercial lands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include our investments in 100% owned subsidiaries. Our investments in 50% or less owned companies over which we could exercise influence, but did not control, were accounted for using the equity method of accounting until sold during March 2006. All intercompany transactions have been eliminated. Significant influence was present through common representation on the board of trustees. One of our managing trustees is also a managing trustee of Senior Housing Properties Trust, or Senior Housing, and Hospitality Properties Trust, or Hospitality Properties, and our two managing trustees are owners of Reit Management & Research LLC, or RMR, which is the investment manager to us, Senior Housing and Hospitality Properties. We used the income statement method to account for issuance of common shares of beneficial interest by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing or Hospitality Properties were recognized in our income statement.

Real Estate Properties. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years.

We have historically allocated the purchase prices of properties to land, building and improvements, and each component generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Financial Accounting Standard No. 141, "Business Combinations", or FAS 141, we allocate the value of real estate acquired among land, building and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases, the value of in place leases, and the value of tenant relationships. Purchase price allocations and the determination of useful lives are based on management's estimates and, under some circumstances, studies from independent real estate appraisal firms.

Purchase price allocations to land, building and improvements are based on management's determination of the relative fair values of these assets assuming the property is vacant. Management determines the fair value of a property using methods similar to those used by independent appraisers. Purchase price allocations to above market and below market leases are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocations to in place leases and tenant relationships are determined as the excess of (i) the purchase price paid for a property after adjusting existing in place leases to market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in place lease value because such value and related amortization expense is immaterial for acquisitions reflected in our financial statements. Factors we consider in performing these analyses include estimates of carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If the value of tenant relationships is material in the future, those amounts will be separately allocated and amortized over the estimated life of the relationships.

Capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheet) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. Capitalized below market lease values (presented as acquired real estate lease obligations in our consolidated balance sheet) are amortized as an increase to rental income over the non-cancelable periods of the respective leases. Such amortization resulted in charges to rental income of ($10.4) million, ($7.4) million and ($3.0) million during the years ended December 31, 2006, 2005 and 2004, respectively. The value of in place leases exclusive of the value of above market and below market in place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. Such amortization amounted to $19.7 million, $15.7 million and $10.3 million during the years ended December 31, 2006, 2005 and 2004, respectively. If a lease is terminated prior to its stated expiration, the unamortized amount relating to that lease is written off.

Intangible lease assets and liabilities recorded by us for properties acquired in 2006 totaled $44.7 million and $9.5 million, respectively. Intangible lease assets and liabilities recorded by us for properties acquired in 2005 totaled $42.0 million and $5.4 million, respectively. Accumulated amortization of capitalized above and below market lease values was $20.7 million and $10.1 million at December 31, 2006 and 2005, respectively. Accumulated amortization of the value of in place leases exclusive of the value of above and below market in place leases was $52.6 million and $33.0 million at December 31, 2006 and 2005, respectively. Future amortization of intangible lease assets and liabilities to be recognized by us during the current terms of our leases as of December 31, 2006, are approximately $29.5 million in 2007, $26.2 million in 2008, $22.1 million in 2009, $18.1 million in 2010, $10.3 million in 2011 and $19.8 million thereafter.

Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by our investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be handled and disposed of. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation. We do not believe that there are environmental conditions at any of our properties that have a material adverse effect on us. However, no assurances can be given that such conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition.

Cash and Cash Equivalents. Cash and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by some of our mortgage debts.

Other Assets, Net. Other assets consist principally of deferred financing fees, deferred leasing costs and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2006 and 2005, deferred financing fees totaled $34.2 million and $34.3 million, respectively, and accumulated amortization for deferred financing fees totaled $16.9 million and $15.5 million, respectively. Deferred leasing costs include brokerage, legal and other fees associated with the successful negotiation of leases and are amortized on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $95.2 million and $74.8 million at December 31, 2006 and 2005, respectively, and accumulated amortization for deferred leasing costs totaled $25.1 million and $18.9 million, respectively. Future amortization of deferred financing fees and leasing costs to be recognized by us during the current terms of our loans and leases as of December 31, 2006, are approximately $15.6 million in 2007, $14.4 million in 2008, $13.0 million in 2009, $11.1 million in 2010, $7.8 million in 2011 and $25.5 million thereafter.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants' payment histories and current credit profiles, as well as other considerations.

Earnings Per Common Share. Earnings per common share, or EPS, is computed using the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if our series D convertible preferred shares were converted into our common shares, where such conversion would result in a lower EPS amount.

Reclassifications. Reclassifications have been made to the prior years' financial statements and footnotes to conform to the current year's presentation.

Income Taxes. We are a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we expect not to be subject to federal income taxes if we continue to distribute our taxable income and meet other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property.

Use of Estimates. Preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

NOTE 3. REAL ESTATE PROPERTIES

During 2006 we purchased 49 office properties for $340.1 million, plus closing costs, and 15 industrial properties for $116.7 million, plus closing costs. We also funded $116.0 million of improvements to our owned properties. We funded all of these transactions with cash on hand, by borrowing under our revolving credit facility and the assumption of $49.5 million of secured mortgage debt. We allocated $44.7 million of our total 2006 acquisition costs to acquired real estate leases and $9.5 million to acquired real estate lease obligations.

During 2006 we also sold five office properties for net proceeds of $10.6 million and recognized gains of $2.9 million. Net proceeds from these sales were used to reduce amounts outstanding on our revolving credit facility.

As of December 31, 2006, we had an outstanding agreement to purchase three properties containing 104,000 square feet of space for $8.6 million, plus closing costs. These properties were acquired in February 2007.

Our real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to non-cancelable, fixed term operating leases expiring between 2007 to 2051. The triple net leases generally require the lessee to pay all property operating costs. Our gross leases and modified gross leases require us to pay all or some property operating expenses and to provide all or most property management services. We committed $82.1 million for expenditures related to 6.0 million square feet of leases executed during 2006. Committed but unspent tenant related obligations based on executed leases as of December 31, 2006, were $60.0 million.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of December 31, 2006, are approximately $648.7 million in 2007, $597.2 million in 2008, $543.4 million in 2009, $491.1 million in 2010, $401.1 million in 2011 and $1.9 billion thereafter.

NOTE 4. EQUITY INVESTMENTS

At December 31, 2006 and 2005, we had the following equity investments (dollars in thousands):

	Ownership Percentage December 31,		Equity in Earnings Year Ended December 31,		Equity Investments December 31,	
	2006	2005	2006	2005	2006	2005
Senior Housing	—%	10.7%	$ 1,512	$ 7,291	$ —	$ 94,952
Hospitality Properties	—	5.6	1,624	7,061	—	99,345
			$ 3,136	$ 14,352	$ —	$ 194,297

In March 2006, we sold all 7,710,738 Senior Housing common shares we owned in an underwritten public offering for $17.60 per common share for gross proceeds of $135.7 million (net $133.1 million) and we realized a gain of $39.1 million. Senior Housing is a real estate investment trust that invests principally in senior housing real estate and was a 100% owned subsidiary of ours until 1999.

In December 2005, Senior Housing issued 3,250,000 common shares in a public offering for $18.90 per common share for net proceeds of $58.2 million, and we recognized a gain of $1.5 million pursuant to the income statement method of accounting. Simultaneously with this offering, we sold 950,000 of our Senior Housing common shares for $18.90 per common share for gross proceeds of $18.0 million (net $17.0 million) and we recognized a gain of $5.5 million. Our ownership percentage in Senior Housing was reduced from 12.6% prior to these transactions to 10.7% after these transactions.

In January 2004, Senior Housing issued 5,000,000 common shares in a public offering for $18.20 per common share for net proceeds of $86.1 million, and we recognized a gain of $966,000 pursuant to the income statement method of accounting. Simultaneously with this offering, we sold 3,148,500 of our Senior Housing common shares for $18.20 per common share for gross proceeds of $57.3 million (net $54.4 million) and we recognized a gain of $14.8 million. In December 2004, Senior Housing issued another 5,000,000 common shares in a public offering for $19.86 per common share for net proceeds of $94.1 million, and we recognized a gain of $3.4 million pursuant to the income statement method of accounting. Simultaneously with this offering, we sold 1,000,000 of our Senior Housing common shares for $19.86 per common share for gross proceeds of $19.9 million (net $18.9 million) and we recognized a gain of $6.7 million. Our ownership percentage in Senior Housing was reduced from 21.9% prior to these transactions to 12.6% after these transactions.

Summarized financial data of Senior Housing is as follows (amounts in thousands, except per share data):

	December 31, 2005
Real estate properties, net	$ 1,447,138
Cash and cash equivalents	14,642
Other assets	38,861
Total assets	$ 1,500,641
Unsecured revolving bank credit facility	$ 64,000
Senior unsecured notes due 2012 and 2015, net of discount	393,938
Other liabilities	119,519
Shareholders' equity	923,184
Total liabilities and shareholders' equity	$ 1,500,641

	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	$ 163,187	$ 148,523
Expenses	105,206	93,000
Income from continuing operations	57,981	55,523
Gain on sale of properties	5,931	1,219
Net income	$ 63,912	56,742
Weighted average shares outstanding	68,757	63,406
Basic and diluted earnings per share:		
Income from continuing operations	$ 0.84	$ 0.88
Gain on sale of properties	$ 0.09	$ 0.01
Net income	$ 0.93	$ 0.89

In March 2006, we sold all 4,000,000 Hospitality Properties common shares we owned in an underwritten public offering for $44.75 per common share for gross proceeds of $179.0 million (net $175.3 million) and we realized a gain of $77.2 million. Hospitality Properties is a real estate investment trust that owns hotels and was a 100% owned subsidiary of ours until 1995.

In 2005, Hospitality Properties issued 4,700,000 common shares in a public offering for $44.39 per common share, raising net proceeds of $199.2 million. Our ownership percentage in Hospitality Properties was reduced from 6.0% prior to this transaction to 5.6% after this transaction, and we recognized a gain of $4.7 million pursuant to the income statement method of accounting.

In 2004, Hospitality Properties issued 4,600,000 common shares in a public offering for $43.93 per common share for net proceeds of $192.7 million. Our ownership percentage in Hospitality Properties was reduced from 6.4% prior to this transaction to 6.0% after this transaction, and we recognized a gain of $4.1 million pursuant to the income statement method of accounting.

Summarized financial data of Hospitality Properties is as follows (amounts in thousands, except per share data):

	December 31, 2005
Real estate properties, net	$ 3,013,686
Cash and cash equivalents	18,568
Other assets	82,353
	$ 3,114,607
Revolving credit facility	$ 35,000
Senior notes, net of discounts	921,606
Security deposits	185,304
Other liabilities	117,242
Shareholders' equity	1,855,455
	$ 3,114,607

	Year Ended December 31, 2005	2004
Revenues	$ 834,412	$ 645,368
Expenses	704,509	518,480
Income before gain on sale of real estate	129,903	126,888
Gain on sale of real estate	–	203
Net income	129,903	127,091
Preferred distributions	(7,656)	(9,674)
Excess of liquidation preference over carrying value of preferred shares	–	(2,793)
Net income available for common shareholders	$ 122,247	$ 114,624
Weighted average common shares outstanding	69,866	66,503
Basic and diluted earnings per common share: Net income available for common shareholders	$ 1.75	$ 1.72

NOTE 5. SHAREHOLDERS' EQUITY

We have common shares available for issuance under the terms of our 2003 Incentive Share Award Plan, or the Award Plan. During the years ended December 31, 2006, 2005 and 2004, 66,050 common shares with an aggregate market value of $798,000, 39,600 common shares with an aggregate market value of $512,000 and 38,100 common shares with an aggregate market value of $409,000, respectively, were awarded to our officers and certain employees of RMR pursuant to this plan. All of our trustees were each awarded 2,250 common shares in 2006 with an aggregate market value of $122,000, as part of their annual fees. Our independent trustees were each awarded 1,500 common shares in 2005 with an aggregate market value of $53,000 and 1,500 common shares in 2004 with an aggregate market value of $40,000, as part of their annual fees. The shares awarded to our trustees vested immediately. The shares awarded to our officers and certain employees of RMR vest in three or five annual installments beginning on the date of grant. We include the value of awarded common shares in general and administrative expenses at the time the awards vest. At December 31, 2006, 6,261,978 of our common shares remain available for issuance under the Award Plan.

Cash distributions per common share paid by us in 2006, 2005 and 2004, were $0.84, $0.84 and $0.82 per year, respectively. The characterization of our distributions paid in 2006, 2005 and 2004 was 63.5%, 63.2% and 66.5% ordinary income, respectively, 0.0%, 32.7% and 32.9% return of capital, respectively, and 36.5%, 4.1% and 0.6% capital gain, respectively. In December 2006, we declared a distribution of $0.21 per common share which was paid on January 31, 2007, to shareholders of record on December 29, 2006. Our credit facility agreement contains a number of financial and other covenants, including a covenant which limits, with certain exceptions, the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the agreement.

Our 8,000,000 series A cumulative redeemable preferred shares required dividends of $2.46875, 9 7/8% per annum per share, payable in equal quarterly payments and had a liquidation preference of $25.00 per share. Our series A preferred shares were redeemed for $25.00 each plus accrued and unpaid dividends in March 2006. Our 12,000,000 series B cumulative redeemable preferred shares carry dividends of $2.1875, 8 3/4% per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after September 12, 2007.

In February 2006, we issued 6,000,000 series C cumulative redeemable preferred shares in a public offering raising net proceeds of $145.0 million. Each series C preferred share requires dividends of $1.78125, 7 1/8% per annum, payable in equal quarterly payments. Each series C preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 15, 2011.

In October 2006, we issued an aggregate of 15,180,000 series D cumulative convertible preferred shares, including 1,980,000 shares issued to cover over-allotments, in a public offering raising net proceeds of $368.3 million. Net proceeds from this offering were used to reduce amounts outstanding on our revolving credit facility and for general business purposes, including acquisitions. Each series D preferred share has a liquidation preference of $25.00 and requires dividends of $1.625, 6 1/2% per annum, payable in equal quarterly payments. Our series D preferred shares are convertible, at the holder's option, into our common shares at an initial conversion rate of 1.9231 common shares per series D preferred share, which is equivalent to an initial conversion price of $13.00 per common share, or 29,192,308 additional common shares at December 31, 2006. On or after November 20, 2011, if our common shares trade at or above the then applicable conversion price, we may, at our option, convert some or all of the series D preferred shares into common shares at the then applicable conversion rate. If a fundamental change occurs, which generally will be deemed to occur upon a change in control or a termination of trading, holders of our series D preferred shares will have a special right to convert their series D preferred shares into a number of our common shares per $25.00 liquidation preference, plus accrued and unpaid distributions, divided by 98% of the market price, as defined, of our common shares, unless we exercise our right to repurchase these series D preferred shares for cash, at a purchase price equal to 100% of their liquidation preference, plus accrued and unpaid distributions.

In December 2006, we entered into a sales agreement with Cantor Fitzgerald & Co. ("Cantor") which allows us to initially offer and sell up to 20,000,000 of our common shares from time to time in a controlled equity offering program. Pursuant to this agreement, Cantor has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell our common shares that we specify from time to time; we have no obligation to specify any of our common shares for sale in this program; and we may at any time suspend sales or terminate the program. No common shares were issued under this program in 2006.

We have adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of ours upon the occurrence of certain events. The rights expire on October 17, 2014, and are redeemable at our option.

NOTE 6. TRANSACTIONS WITH AFFILIATES

We have agreements with RMR to originate and present investment opportunities to us and to provide property management and administrative services to us. These agreements are subject to the annual review and approval of our independent trustees. RMR is beneficially owned by Barry M. Portnoy and Adam D. Portnoy, who are our managing trustees. RMR is compensated at an annual rate equal to 0.7% of our real estate investments up to $250 million and 0.5% of investments thereafter, plus property management fees equal to 3.0% of gross rents and construction management fees equal to 5.0% of certain construction costs. RMR is also entitled to an incentive fee which is paid in restricted shares of our common stock based on a formula. Incentive fees earned for the year ended December 31, 2005, were approximately $1.2 million. No incentive fees were earned for the years ended December 31, 2006 and 2004. RMR also is reimbursed a pro-rata amount of its costs of providing internal audit services to us and to other companies managed by RMR. At December 31, 2006, RMR and its affiliates owned 1,469,291 of our common shares. RMR also leases approximately 23,000 square feet of office space from us at rental rates which we believe to be commercially reasonable. All transactions between us and RMR are approved by independent trustees who are not affiliated with RMR.

Amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Investment and administration related fees, incentive fees and internal audit costs paid to RMR	$ 29,487	$ 26,973	$ 22,534
Distributions paid to beneficial owners of RMR and their affiliates	1,208	1,132	1,102
Rental income received from RMR	484	495	401
Management fees paid to RMR	25,036	22,481	19,337
Dividends received from Hospitality Properties	2,920	11,560	11,520
Dividends received from Senior Housing	2,467	11,086	13,052

NOTE 7. INDEBTEDNESS

At December 31, 2006 and 2005, our outstanding indebtedness included the following (dollars in thousands):

	December 31, 2006	December 31, 2005
Unsecured revolving credit facility, due August 2010, at LIBOR plus a premium	$ 40,000	$ 256,000
Unsecured floating rate senior notes, due March 2011, at LIBOR plus a premium	400,000	–
Term Loan, due August 2009, at LIBOR plus a premium	–	350,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	200,000
Senior Notes, due 2013 at 6.50%	200,000	200,000
Senior Notes, due 2014 at 5.75%	250,000	250,000
Senior Notes, due 2015 at 6.40%	200,000	200,000
Senior Notes, due 2015 at 5.75%	250,000	250,000
Senior Notes, due 2016 at 6.25%	400,000	400,000
Mortgage Notes Payable, due 2008 at 7.02%	16,056	16,328
Mortgage Notes Payable, due 2008 at 8.00%	3,566	5,114
Mortgage Notes Payable, due 2009 at 5.17%	3,189	4,603
Mortgage Notes Payable, due 2011 at 6.814%	242,479	245,965
Mortgage Notes Payable, due 2012 at 8.05%	25,170	25,489
Mortgage Notes Payable, due 2012 at 6.0%	5,349	5,468
Mortgage Notes Payable, due 2014 at 4.95%	13,949	–
Mortgage Notes Payable, due 2016 at 7.36%	13,634	–
Mortgage Notes Payable, due 2022 at 7.31%	4,504	–
Mortgage Notes Payable, due 2022 at 7.85%	2,190	–
Mortgage Notes Payable, due 2022 at 6.75%	5,205	–
Mortgage Notes Payable, due 2026 at 5.71%	9,599	–
Mortgage Notes Payable, due 2028 at 8.50%	29,016	29,399
Mortgage Notes Payable, due 2029 at 6.794%	41,969	42,713
	2,405,875	2,531,079
Less unamortized net premiums and discounts	8,644	10,923
	$ 2,397,231	$ 2,520,156

In 2006, we issued $400 million of unsecured floating rate senior notes in a public offering, raising net proceeds of $398.7 million. The notes bear interest at LIBOR plus a premium, require quarterly interest payments and mature in March 2011. Net proceeds from this offering were used to reduce amounts outstanding under our revolving credit facility and for general business purposes. We also repaid our $350 million term loan that was scheduled to mature in August 2009. We recognized a loss of $1.7 million from the write off of deferred financing fees in connection with this repayment.

We have an unsecured revolving credit facility with a borrowing capacity of $750 million that we use for acquisitions, working capital and general business purposes. In August 2006, we amended and extended the maturity of this credit facility from April 2009 to August 2010, with an option to extend the facility an additional year. Interest paid on drawings under this facility was reduced from LIBOR plus 65 basis points to LIBOR plus 55 basis points. Certain covenants were also amended to reflect current market conditions. The interest rate on this facility averaged 5.6% and 4.0% per annum for the years ended December 31, 2006 and 2005, respectively.

Our public debt indentures and credit facility agreement contain a number of financial and other covenants, including a credit facility covenant which limits the amount of aggregate distributions on common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility agreement.

As part of our 2006 acquisitions, we assumed $49.5 million of secured debt which was recorded at its fair value of $50.7 million. The related premium on this debt is being amortized to interest expense through its maturity date.

At December 31, 2006, 50 properties costing $872.2 million with an aggregate net book value of $733.4 million were secured by mortgage notes totaling $415.9 million maturing from 2008 through 2029 which, including unamortized premiums and discounts, amounted to $416.1 million.

The required principal payments due during the next five years and thereafter under all our outstanding debt at December 31, 2006, are $10.2 million in 2007, $26.4 million in 2008, $7.9 million in 2009, $98.3 million in 2010, $629.9 million in 2011 and $1.6 billion thereafter.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments include cash and cash equivalents, rents receivable, equity investments, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2006 and 2005, the fair values of our financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Equity investments	$ –	$ –	$ 194,297	$ 290,789
Senior notes and mortgage notes payable	1,957,231	2,024,211	1,914,156	1,997,924

The fair values of our senior notes and mortgage notes payable are based on estimates using discounted cash flow analyses and current interest rates ranging from 5.5% to 5.9%. The fair value of our equity investments are based on quoted per share prices for Hospitality Properties and Senior Housing of $40.10 and $16.91, respectively, at December 31, 2005.

NOTE 9. EARNINGS PER COMMON SHARE

Earnings per common share, or EPS, is computed pursuant to the provisions of SFAS No. 128. The following table provides a reconciliation of both net income and the number of common shares used in the computations of basic and diluted EPS (amounts in thousands, except per share amounts):

	Year Ended December 31,								
	2006			2005			2004		
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Income from continuing operations	$ 247,756			$ 156,716			$ 160,917		
(Loss) income from discontinued operations	(93)			676			1,912		
Gain on sale of properties	2,917			7,592			–		
Preferred distributions	(44,692)			(46,000)			(46,000)		
Excess redemption price paid over carrying value of preferred shares	(6,914)			–			–		
Amounts used to calculate basic EPS	198,974	209,965	$ 0.95	118,984	197,831	$ 0.60	116,829	176,157	$ 0.66
Effect of dilutive securities:									
Convertible preferred shares	5,482	6,559		–	–		–	–	
Amounts used to calculate diluted EPS	$ 204,456	216,524	$ 0.94	$ 118,984	197,831	$ 0.60	$ 116,829	176,157	$ 0.66

NOTE 10. SEGMENT INFORMATION

Our primary business is the ownership and operation of office and industrial properties, including leased industrial lands in Oahu, HI. We account for our office and industrial properties in geographic operating segments for financial reporting purposes based on our method of internal reporting. We define these individual geographic segments as those which currently, or during either of the last two quarters, represent or generate 5% or more of our total square feet, revenues or property net operating income. Our geographic segments include Metro Philadelphia, PA, Metro Washington DC, Oahu, HI, Metro Boston, MA, Southern California, Metro Austin, TX and Other Markets, which includes properties located throughout the United States.

The following items are accounted for on a corporate level and are not allocated among our segments: depreciation and amortization expense, general and administrative expense, interest income and expense, loss on early extinguishment of debt, and equity in earnings and gains from ownership of common shares of Senior Housing and Hospitality Properties. The accounting policies of our segments are the same as the accounting policies described in our summary of significant accounting policies.

As of December 31, 2006, we owned 351 office properties and 153 industrial properties. Property level information by geographic segment and property type is as follows (amounts in thousands):

As of and for the year ended December 31, 2006:

	As of December 31, 2006		
	Office Properties	Industrial Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,453	–	5,453
Metro Washington DC	2,658	–	2,658
Oahu, HI	–	17,880	17,880
Metro Boston, MA	2,740	–	2,740
Southern California	1,444	–	1,444
Metro Austin, TX	1,491	1,316	2,807
Other Markets	20,492	6,391	26,883
Totals	34,278	25,587	59,865
Central business district, or CBD	11,332	158	11,490
Suburban	22,946	25,429	48,375
Totals	34,278	25,587	59,865

	Year Ended December 31, 2006		
	Office Properties	Industrial Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$ 127,051	$ –	$ 127,051
Metro Washington DC	80,154	–	80,154
Oahu, HI	–	61,012	61,012
Metro Boston, MA	60,568	–	60,568
Southern California	48,282	–	48,282
Metro Austin, TX	29,623	14,576	44,199
Other Markets	332,954	41,601	374,555
Totals	$ 678,632	$ 117,189	$ 795,821
CBD	$ 285,605	$ 1,141	$ 286,746
Suburban	393,027	116,048	509,075
Totals	$ 678,632	$ 117,189	$ 795,821
Property net operating income:			
Metro Philadelphia, PA	$ 68,025	$ –	$ 68,025
Metro Washington DC	50,244	–	50,244
Oahu, HI	–	49,414	49,414
Metro Boston, MA	39,578	–	39,578
Southern California	33,603	–	33,603
Metro Austin, TX	13,417	8,124	21,541
Other Markets	194,540	28,164	222,704
Totals	$ 399,407	$ 85,702	$ 485,109
CBD	$ 158,936	$ 859	$ 159,795
Suburban	240,471	84,843	325,314
Totals	$ 399,407	$ 85,702	$ 485,109

As of December 31, 2006, our investments in office and industrial properties, net of accumulated depreciation, were $4,067,022 and $1,026,791, respectively.

As of and for the year ended December 31, 2005:

	As of December 31, 2005		
	Office Properties	Industrial Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,447	–	5,447
Metro Washington DC	2,645	–	2,645
Oahu, HI	–	17,879	17,879
Metro Boston, MA	2,737	–	2,737
Southern California	1,444	–	1,444
Metro Austin, TX	1,490	1,316	2,806
Other Markets	17,402	4,573	21,975
Totals	31,165	23,768	54,933
CBD	11,327	158	11,485
Suburban	19,838	23,610	43,448
Totals	31,165	23,768	54,933

	Year Ended December 31, 2005		
	Office Properties	Industrial Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$ 133,390	$ –	$ 133,390
Metro Washington DC	77,751	–	77,751
Oahu, HI	–	51,343	51,343
Metro Boston, MA	57,932	–	57,932
Southern California	47,553	–	47,553
Metro Austin, TX	23,798	15,970	39,768
Other Markets	263,340	37,764	301,104
Totals	$ 603,764	$ 105,077	$ 708,841
CBD	$ 280,184	$ 1,089	$ 281,273
Suburban	323,580	103,988	427,568
Totals	$ 603,764	$ 105,077	$ 708,841
Property net operating income:			
Metro Philadelphia, PA	$ 72,909	$ –	$ 72,909
Metro Washington DC	50,316	–	50,316
Oahu, HI	–	41,561	41,561
Metro Boston, MA	38,898	–	38,898
Southern California	32,374	–	32,374
Metro Austin, TX	10,316	7,834	18,150
Other Markets	160,054	25,016	185,070
Totals	$ 364,867	$ 74,411	$ 439,278
CBD	$ 159,104	$ 861	$ 159,965
Suburban	205,763	73,550	279,313
Totals	$ 364,867	$ 74,411	$ 439,278

As of December 31, 2005, our investments in office and industrial properties, net of accumulated depreciation, were $3,772,663 and $903,451, respectively.

As of and for the year ended December 31, 2004:

	As of December 31, 2004		
	Office Properties	Industrial Properties	Totals
Property square feet:			
Metro Philadelphia, PA	5,452	–	5,452
Metro Washington DC	2,645	–	2,645
Oahu, HI	–	9,699	9,699
Metro Boston, MA	2,742	–	2,742
Southern California	1,444	–	1,444
Metro Austin, TX	1,493	1,316	2,809
Other Markets	14,452	4,573	19,025
Totals	28,228	15,588	43,816
CBD	10,698	158	10,856
Suburban	17,530	15,430	32,960
Totals	28,228	15,588	43,816

	Year Ended December 31, 2004		
	Office Properties	Industrial Properties	Totals
Property rental income:			
Metro Philadelphia, PA	$ 131,469	$ –	$ 131,469
Metro Washington DC	66,234	–	66,234
Oahu, HI	–	42,205	42,205
Metro Boston, MA	52,157	–	52,157
Southern California	42,622	–	42,622
Metro Austin, TX	21,577	16,740	38,317
Other Markets	203,648	22,983	226,631
Totals	$ 517,707	$ 81,928	$ 599,635
CBD	$ 267,334	$ 1,070	$ 268,404
Suburban	250,373	80,858	331,231
Totals	$ 517,707	$ 81,928	$ 599,635
Property net operating income:			
Metro Philadelphia, PA	$ 71,676	$ –	$ 71,676
Metro Washington DC	42,752	–	42,752
Oahu, HI	–	34,582	34,582
Metro Boston, MA	37,724	–	37,724
Southern California	27,823	–	27,823
Metro Austin, TX	10,011	8,162	18,173
Other Markets	124,315	15,783	140,098
Totals	$ 314,301	$ 58,527	$ 372,828
CBD	$ 155,508	$ 873	$ 156,381
Suburban	158,793	57,654	216,447
Totals	$ 314,301	$ 58,527	$ 372,828

NOTE 11. CALCULATION OF PROPERTY NET OPERATING INCOME

The following table reconciles our calculation of property net operating income, or NOI, to net income available for common shareholders, the most directly comparable financial measure under generally accepted accounting principles, or GAAP, reported in our consolidated financial statements. We consider NOI to be appropriate supplemental information to net income available for common shareholders because it helps both investors and management to understand the operations of our properties. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level. Our management also uses NOI to evaluate individual, regional and company wide property level performance. NOI excludes certain components from net income available for common shareholders in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance. A reconciliation of NOI to net income available for common shareholders for the years ended December 31, 2006, 2005 and 2004, is as follows (dollars in thousands):

	Year Ended December 31,		
	2006	2005	2004
Rental income	$ 795,821	$ 708,841	$ 599,635
Operating expenses	(310,712)	(269,563)	(226,807)
Property net operating income (NOI)	$ 485,109	$ 439,278	$ 372,828
Property net operating income	$ 485,109	$ 439,278	$ 372,828
Depreciation and amortization	(159,826)	(135,890)	(111,744)
General and administrative	(32,133)	(30,446)	(25,170)
Operating income	293,150	272,942	235,914
Interest income	2,736	1,490	638
Interest expense	(165,894)	(143,663)	(118,212)
Loss on early extinguishment of debt	(1,659)	(168)	(2,866)
Equity in earnings of equity investments	3,136	14,352	15,457
Gain on sale of equity investments	116,287	5,522	21,550
Gain on issuance of shares by equity investees	—	6,241	8,436
Income from continuing operations	247,756	156,716	160,917
(Loss) income from discontinued operations	(93)	676	1,912
Gain on sale of properties	2,917	7,592	—
Net income	250,580	164,984	162,829
Preferred distributions	(44,692)	(46,000)	(46,000)
Excess redemption price paid over carrying value of preferred shares	(6,914)	—	—
Net income available for common shareholders	$ 198,974	$ 118,984	$ 116,829

NOTE 12. TENANT CONCENTRATION

The United States Government is our only tenant which is responsible for more than five percent of our revenues. For the years ended December 31, 2006, 2005 and 2004, revenues from the United States Government were $109.8 million, $110.0 million and $96.7 million, respectively.

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2006 and 2005. Reclassifications have been made to the prior year results to reflect properties reported in discontinued operations during 2006 (dollars in thousands, except per share amounts):

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 189,559	$ 197,957	$ 202,542	$ 205,763
Net income available for common shareholders	131,413	22,280	22,120	23,161
Per common share data:				
Net income available for common shareholders – basic and diluted	0.63	0.11	0.11	0.11

	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 166,554	$ 173,814	$ 182,894	$ 185,579
Net income available for common shareholders	20,735	39,246	26,797	32,206
Per common share data:				
Net income available for common shareholders – basic and diluted	0.12	0.20	0.13	0.15

NOTE 14. SUBSEQUENT EVENTS

In January and February 2007, we sold 1,005,000 of our common shares for net proceeds of $13.0 million pursuant to our controlled equity offering program discussed in Note 5.

In February 2007, we acquired three properties containing 104,000 square feet of space for $8.6 million, plus closing costs.

In January and February 2007, we agreed to acquire 17 properties for $220.0 million plus closing costs. These acquisitions are subject to various closing conditions customary in real estate transactions and there is no assurance as to when or if these properties will be acquired.

Corporate Information

EXECUTIVE OFFICES

HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 332-3990
www.hrpreit.com

OFFICERS

John A. Mannix
President and Chief Operating Officer

John C. Popeo
Treasurer, Chief Financial Officer and Secretary

Jennifer B. Clark
Senior Vice President

David M. Lepore
Senior Vice President

BOARD OF TRUSTEES

Patrick F. Donelan*
Private Investor
London, England

William A. Lamkin*
Partner of
Ackrell Capital LLC
Partner of Ackrell & Company
San Francisco, California

Adam D. Portnoy
Managing Trustee of
HRPT Properties Trust,
President and Chief Executive Officer
of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of
HRPT Properties Trust,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

Frederick N. Zeytoonjian*
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

*Member of Audit, Compensation and Nominating and Governance Committees

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on May 15, 2007 at 9:30 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2006 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low prices of our common shares in 2005 and 2006 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2005	$ 13.20	$ 10.95
June 30, 2005	12.60	11.35
September 30, 2005	13.25	11.75
December 31, 2005	12.51	10.18
March 31, 2006	$ 12.09	$ 10.30
June 30, 2006	11.80	10.50
September 30, 2006	12.22	10.80
December 31, 2006	12.81	11.34

As of March 1, 2007, there were 3,025 holders of record of our common shares and we estimate that as of such date there were in excess of 99,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 1, 2007, was $12.90.

OTHER INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458-2076
(617) 332-3990
www.hrpreit.com